

May 12, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Kenneth Hicks
President
Argentex Mining Corporation
602 - 1112 West Pender Street
Vancouver, British Columbia Canada V6E 2S1

> **Re: Argentex Mining Corporation**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed April 30, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended January 31, 2008**
> **Filed April 29, 2009**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2009**
> **Filed May 1, 2009**
> **Response Letter Dated April 29, 2009**
> **File No. 000-49995**

Dear Mr. Hicks:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 29, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended January 31, 2008

Note 2. Significant Accounting Policies

Mineral Claim Payments and Exploration Expenditures

1.   We note your response to comment two of our letter dated January 16, 2009 which indicates that you lack the financial resources to commence exploration activities on properties where you have acquired mineral rights. As a result, you expense the related costs to acquire such mineral rights at inception. Please contact to discuss.

Item 8A Disclosure Controls and Procedures

2.   We note your response to comment four of our letter dated January 16, 2009 which indicates that there were "no changes" that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. However, the related disclosure in your 10-KSB/A2 for the fiscal year ended January 31, 2008 continues to reference "no significant changes." We re-issue our prior comment four.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 9A Controls and Procedures

3.   We note your disclosure that there have been no significant changes in your internal controls over financial reporting that occurred during the fiscal year ended January 31, 2009 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting. However, we further note that you hired an independent consultant to review your internal control policies. During the course of this review, you noted, discussed, agreed upon, and approved a disclosure with respect to the material weaknesses identified by you in 2008 and the remediation of those weaknesses. As such, it appears that in order the remediate the disclosed weaknesses, you could have made certain changes to your internal control over financial reporting. Please revise or advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel, at (202) 551-3723. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief